SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2010
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333‑127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: May 21, 2010	By:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED
REPORT ON VOTING RESULTS
(Section 11.3 of National Instrument 51-102)
This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting”) of Canadian Pacific Railway Limited (the “Corporation”) held on May 21, 2010, in Calgary, Alberta:
1.	Appointment of Auditors — PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation by a resolution passed on a show of hands vote. (by proxy 99.76% in favour and 0.24% withheld.)
2.	Approval of Amendments to General By-Law No. 1 — The result of the ballot taken at the Meeting on the resolution to approve the amendments to General By-Law No. 1 was as follows:
96.31% in favour and 3.69% against.
3.	Election of Directors — The result of the ballot taken at the Meeting with respect to the thirteen nominees for election as directors, as set forth in the Corporation’s Management Proxy Circular dated March 24, 2010, is reported in the table below. The thirteen nominees were elected as directors by a resolution passed by a show of hands vote.

Nominee	% votes in favour	% votes withheld
John E. Cleghorn	99.84	0.16
Tim W. Faithfull	99.52	0.48
Frederic J. Green	99.59	0.41
Krystyna T. Hoeg	99.63	0.37
Richard C. Kelly	99.42	0.58
The Hon. John P. Manley	99.40	0.60
Linda J. Morgan	99.48	0.52
Madeleine Paquin	99.46	0.54
Michael E.J. Phelps	99.58	0.42
Roger Phillips	99.83	0.17
David W. Raisbeck	99.46	0.54
Hartley T. Richardson	99.55	0.45
Michael W. Wright	99.72	0.28

Calgary, Alberta, May 21, 2010.

Canadian Pacific Railway Limited
By:	(Signed)
Karen Fleming, Corporate Secretary